UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Cora Binchy

Stonehage Trust Holdings (Jersey) Limited

No. 2, The Forum, Grenville Street, St. Helier

Jersey JE1 4HH, Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

February 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 43358V 109

1	Names of Reporting Persons: Wilmslow Estates Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 5,258,859(1)
	8	Shared Voting Power
	9	Sole Dispositive Power 5,258,859(1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 5,258,859(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14	Type of Reporting Person: OO

(1)	See Item 5 of the Schedule 13D.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Schedule 13DA”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2014, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on September 3, 2016 and that certain Amendment No. 2 to Schedule 13D filed with the SEC on October 11, 2018 (collectively, the “Schedule 13D”), with respect to shares of the common stock, par value $0.01 per share (the “Common Stock”) and former warrants to purchase Common Stock of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13DA.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

In connection with the Company’s public offering of Common Stock and warrants exercisable for Common Stock (the “2018 Common Stock Warrants”) on October 10, 2018, the Reporting Person acquired 2018 Common Stock Warrants exercisable for 403,845 underlying shares of Common Stock and in connection with the Company’s private placement of Common Stock, Series A Convertible Preferred Stock and warrants exercisable for common stock (the “2016 Common Stock Warrants”) on September 29, 2016, the Reporting Person acquired Common Stock Warrants exercisable for 1,244,444 underlying shares of Common Stock. On February 8, 2019, the Reporting Person exercised the 2016 Common Stock Warrants for $12,444.44 in cash and the 2018 Common Stock Warrants for $4,038.45 in cash. The 2016 Common Stock Warrants and the 2018 Common Stock Warrants were each modified to adjust the exercise price for such warrants to $0.01, as described more fully in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2019 (the “Warrant Exercise Price Adjustment”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

As of February 8, 2019, the Reporting Person beneficially owned 5,258,859 shares of Common Stock, which represents 5.6% of the outstanding shares of Common Stock of the Company. This percentage is based upon 94,599,601 shares of Common Stock outstanding immediately after the exercise of the 2016 Common Stock Warrants and the 2018 Common Stock Warrants by certain holders of the 2016 Common Stock Warrants and by all of the holders of the 2018 Common Stock Warrants. The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

2016 Warrant Amendment and Exercise Agreement

On February 8, 2019, the Company and certain holders of the 2016 Common Stock Warrants (the “Participating 2016 Holders”), including the Reporting Person, entered into a Warrant Amendment and Exercise Agreement (the “2016 Exercise Agreement”) pursuant to which the Company agreed to reduce the exercise price of the 2016 Common Stock Warrants held by such Participating 2016 Holders from $2.25 to $0.01 per share (the “2016 Reduced Exercise Price”) in consideration for the exercise of the 2016 Warrants held by such Participating 2016 Holders in full at the 2016 Reduced Exercise Price for cash and provided a general release of claims of such Participating 2016 Holders against the Company with respect to the 2016 Common Stock Warrants. The Company also agreed to modify the reference to “three (3) Trading Days” in the first sentence of Section 2(d)(i) of the 2016 Common Stock Warrants held by the Participating 2016 Holders to say “two (2) Trading Days.”

2018 Warrant Exercise Agreement

On February 8, 2019, pursuant to the Company’s right pursuant to Section 2(e) of the 2018 Common Stock Warrants to reduce the exercise price to any amount and for any period of time deemed appropriate by Board of Directors of the Company, the Company determined to reduce the exercise price of the 2018 Common Stock Warrants from $0.70 to $0.01 per share (the “2018 Reduced Exercise Price”) through the close of business on February 8, 2019. Additionally, on February 8, 2019,

Common Stock and all of the holders of the 2018 Warrants (the “Participating 2018 Holders” and, together with the Participating 2016 Holders, the “Holders”), including the Reporting Person, entered into a Warrant Exercise Agreement (the “2018 Exercise Agreement”) pursuant to which in consideration for the 2018 Reduced Exercise Price, the Participating 2018 Holders agreed to exercise the 2018 Common Stock Warrants held by such Participating 2018 Holders in full at the 2018 Reduced Exercise Price for cash and provided a general release of claims of such Participating 2018 Holders against the Company with respect to the 2018 Common Stock Warrants. The Participating 2018 Holders owned, in the aggregate, 2018 Warrants to purchase a total of 19,616,250 shares of the Company’s Common Stock.

The foregoing descriptions of the 2016 Exercise Agreement and 2018 Exercise Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are included in this Schedule 13DA as Exhibits 99.5 and 99.6 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.5	Form of 2016 Warrant Amendment and Exercise Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on February 8, 2019).

99.6	Form of 2018 Warrant Exercise Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed on February 8, 2019).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

WILMSLOW ESTATES LIMITED
By: Chaumont (Directors) Limited, the corporate director of the Reporting Person

By:	/s/ Karen Oliver, /s/ Ian Ferguson
Name:	Karen Oliver and Ian Ferguson
Title:	Directors